April 28, 2017
BY EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

RE:	Diamondback Energy, Inc. (the “Issuer”) Registration Statement on Form S-4 (File No. 333-217479) (the “Registration Statement”)
Ladies and Gentlemen:
This letter is provided to the staff of the Securities and Exchange Commission (the “Staff”) in connection with the Registration Statement on Form S-4 relating to the offer to exchange the Issuer’s (i) 4.750% Senior Notes due 2024 (the “2024 New Notes”), which have been registered under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to such Registration Statement, for the Issuer’s 4.750% Senior Notes due 2024 (the “2024 Old Notes”) (such offer to exchange, the “2024 Exchange Offer”) and (ii) 5.375% Senior Notes due 2025 (the “2025 New Notes”), which have been registered under the Securities Act, pursuant to such Registration Statement, for the Issuer’s 5.375% Senior Notes due 2025 (the “2025 Old Notes”) (such offer to exchange, the “2025 Exchange Offer”). The 2024 Exchange Offer and the 2025 Exchange Offer are referred to herein collectively as the Exchange Offers. The Issuer hereby informs the Staff that it is registering the Exchange Offers in reliance on the Staff position enunciated in Exxon Capital Holdings Corporation, SEC No-Action Letter (available May 13, 1988) (the “Exxon Capital Letter”), Morgan Stanley & Co., Incorporated, SEC No-Action Letter (available June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (available July 2, 1993). Unless otherwise indicated, defined terms used herein shall have the same meaning as set forth in the above-referenced Registration Statement, which has been filed with the Securities and Exchange Commission.
The Issuer has not entered into any arrangement or understanding with any person to distribute the 2024 New Notes or the 2025 New Notes (collectively, the “New Notes”) to be received in the Exchange Offers and, to the best of the Issuer’s information and belief, each person participating in the Exchange Offers is acquiring the New Notes in its ordinary course of business and is not engaged in, does not intend to engage in and has no arrangement or understanding with any person to participate in, the distribution of the New Notes to be received in the Exchange Offers. In this regard, the Issuer will make each person participating in the Exchange Offers aware (through the prospectus for the Exchange Offers or otherwise) that if the Exchange Offers are being registered for the purpose of secondary resales, any securityholder using the Exchange Offers to participate in a distribution of the New Notes to be acquired in the Exchange Offers (i) cannot rely on the Staff’s position enunciated in the Exxon Capital Letter or interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Issuer acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

The Issuer will also make each person participating in the Exchange Offers aware (through the prospectus for the Exchange Offers) that any broker-dealer who holds 2024 Old Notes or 2025 Old Notes (collectively, the “Old Notes”) acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes in exchange for such Old Notes pursuant to the Exchange Offers, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes, which prospectus may be the prospectus for the Exchange Offers so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of New Notes held by the broker-dealer).
The Issuer will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offers the following additional provisions: (i) if the exchange offeree is not a broker-dealer, a representation that it is not engaged in, and does not intend to engage in, a distribution of the New Notes; and (ii) if the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes received in respect of such Old Notes pursuant to the Exchange Offers. The transmittal letter or similar documentation also will include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. In addition, the transmittal letter will include a representation that the broker-dealer has not entered into any arrangement or understanding with the Company or an affiliate of the Company to distribute the New Notes.
Very truly yours,
DIAMONDBACK ENERGY, INC.
By:    /s/ Randall J. Holder__________________
Randall J. Holder
Executive Vice President, Secretary and General Counsel